Exhibit 21.1

BOOST RUN INC.

LIST OF SUBSIDIARIES POST-BUSINESS COMBINATION

Name of Subsidiary	Jurisdiction of Incorporation
Willow Lane Acquisition Corp.	Delaware
Boost Run Services LLC	Delaware
Boost Run LLC	Illinois